UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32570

Entrée Resources Ltd.
(Exact name of registrant as specified in its charter)
Suite 1650 - 1066 West Hastings Street Vancouver, British Columbia, Canada V6E 3X1 (604) 687-4777
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)
Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 218

Pursuant to the requirements of the Securities Exchange Act of 1934 Entrée Resources Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2023	Entrée Resources Ltd.

	By:	/s/ Stephen Scott
	Name:	Stephen Scott
	Title:	Chief Executive Officer